INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. 314-79-59 - 02

Item 1.	Name of Insured (herein called Insured): GLG Investment Series Trust

Principal Address:	452 Fifth Avenue, 25th Floor
New York, NY 10018

Item 2.	Bond Period from 12:01 a.m. 09/01/2012 to 12:01 a.m. 08/27/2013 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible

Insuring Agreement (A)-FIDELITY	$1,000,000	$0

Insuring Agreement (B)-ON PREMISES	$1,000,000	$5,000

Insuring Agreement (C)-IN TRANSIT	$1,000,000	$5,000

Insuring Agreement (D)-FORGERY OR ALTERATION	$1,000,000	$5,000

Insuring Agreement (E)-SECURITIES	$1,000,000	$5,000

Insuring Agreement (F)-COUNTERFEIT CURRENCY	$1,000,000	$5,000

Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000

Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000

Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$1,000,000	$5,000

Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$1,000,000	$5,000

Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2 & 3

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 314-79-59 - 01 such termination or cancellation to be effective as of the time this bond becomes effective.

By: “/S/ Frank J. Scheckton, Jr.” (Authorized Representative)	INSURED COPY 314-79-59 - 02 REVISED

RIDER NO. 4

To be attached to and form part of Investment Company Bond

Bond No.	314-79-59 - 01

In favor of	Man Long Short Fund

It is agreed that:

1.	The Underwriter gives its consent to the change of the Named Insured and address

from:	Man Long Short Fund
c/o man Investments (USA) LLC
One Rockefeller Plaza, 16th Floor
New York, NY 10020

to:	GLG Investment Series Trust
452 Fifth Avenue, 25th Floor
New York, NY 10018

2.	This rider shall become effective as of 12:01 a.m. on 02/20/2013 standard time.

By: “/S/ Frank J. Scheckton, Jr.”	INSURED COPY
(Authorized Representative)	314-79-59 - 01

RIDER NO. 5

JOINT INSURED LIST

To be attached to and form part of Bond No. 314-79-59 - 01

In favor of GLG Investment Series Trust

It is agreed that:

1.	At the request of the Insured, the Underwriter deducts from the list of Insured under the attached bond the following:

GLG Investment Series Trust

360 Park Avenue

New York, NY 10022

2.	This rider shall become effective as of 12:01 a.m. on 02/20/2013 standard time.

By: “/S/ Frank J. Scheckton, Jr.”	INSURED COPY
(Authorized Representative)	314-79-59 - 01

The following resolutions were adopted by the Board of Trustees (the “Board”) of GLG Investment Series Trust (the “Trust”) at a Telephonic Quarterly Meeting of the Board held May 22, 2013, at which a majority of Trustees who are not “interested persons” of the Trust approved the fidelity bond extension for the period from May 27, 2013 to August 27, 2013:

RESOLVED:

That in connection with the liquidation of the Fund and the termination of the Trust (collectively, the “Liquidation”), the Board finds that the extension of the Fidelity Bond (the “Current Bond”), which is set to expire on May 27, 2013 to August 27, 2013, is in the best interest of the Trust, and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, such an extension of the Current Bond in the amount of $1,000,000 on behalf of the Trust; and further

RESOLVED:	That the Board finds that the premium of $633 for the period of the extension is fair and reasonable; and further

RESOLVED:	That the Trust’s Chief Compliance Officer be, and hereby is, designated as the person to make any filings and to give any notices on behalf of the Trust required by paragraph (g) of Rule 17g-1.